FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Shearman & Sterling LLP

Gervinusstrasse 17

60322 Frankfurt am Main, Germany

In connection with the offer, issuance and sale by Oesterreichische Kontrollbank (the “Bank”) of U.S.$ 100,000,000 aggregate principal amount of its Floating Rate Guaranteed Global Notes Due 2013, the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2010 as follows:

1.	The following additional exhibits are hereby added to the Annual Report:

Exhibit Number	Description
99.A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 100,000,000 aggregate principal amount of the Bank’s Floating Rate Guaranteed Global Notes Due 2013
B.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 100,000,000 aggregate principal amount of the Bank’s Floating Rate Guaranteed Global Notes Due 2013

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 21st day of October, 2011.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ WALTRAUT BURGHARDT
Name:	Mag. Waltraut Burghardt
Title:	Senior Director

/s/ ANTON EBNER
Name:	Dr. Anton Ebner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 21st day of October, 2011

THE REPUBLIC OF AUSTRIA

/s/ SILVIA MACA
Name:	Mag. Silvia Maca
Title:	Director, Head of the Division for Export Financing and International Export Promotion Policy Ministry of Finance of the Republic of Austria

EXHIBIT INDEX

Exhibit Number	Description
99.A.	Executed Opinion of Pöch Krassnigg Rechtsanwälte GmbH, Austrian counsel to the Bank, in respect of the legality of the U.S.$ 100,000,000 aggregate principal amount of the Bank’s Floating Rate Guaranteed Global Notes Due 2013

B.	Executed Opinion of Shearman & Sterling LLP, United States counsel to the Bank, in respect of the legality of the U.S.$ 100,000,000 aggregate principal amount of the Bank’s Floating Rate Guaranteed Global Notes Due 2013

4